UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2011

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:                                 Form 20-F      X                    Form 40-F  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  __________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  __________

EXPLANATORY NOTE

This Form 6-K/A is being filed by Intertape Polymer Group Inc. (the “Company”) as an amendment to the Form 6-K dated March 23, 2011 and attached Consolidated Financial Statements and related notes for the year ended December 31, 2010 (the “Financial Statements”).  This Form 6-K/A is being filed by the Company to correct a clerical error and to make certain other minor modifications.  The corrected clerical error appears on page 15, Consolidated Balance Sheets, where the subtotal for current assets was changed from “221,747” to “215,988”.

Attached is an amended and restated version of the Financial Statements reflecting the above changes.  These Financial Statements supersede the Financial Statements filed with the Form 6-K filed March 23, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date:  March 24, 2011

By: /s/ Gregory A.C. Yull        ____________________

       Gregory A.C. Yull, President & Chief Executive Officer

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